exhibit 3b

              CERTIFICATE OF AMENDMENT OF ARTICLES

                        OF INCORPORATION
        (Before Payment of Capital or Issuance of Stock)

        I, Thomas C. Cook, Esq. (Sole Original Incorporator), certify that:

        1.  They  constitute at least two-thirds of the  original
   incorporators  of  ATR  Search  Corporation  (C5191-2001),   a
   Nevada corporation.

        2. The original Articles were filed in the Office of the Secretary of State on March 2, 2001.

        3. As of the date of this certificate, no stock of the corporation has been issued.

        4. They hereby adopt the following amendments to the articles of incorporation of this corporation:

             ARTICLE 1 is amended to read as follows:

   4.  Authorized Shares:

        The aggregate number of shares which the corporation shall have authority to issue shall consist of 100,000,000 shares of Common Stock having a $.001 par value, and 5,000,000 shares of Preferred Stock having a $.001 par value. The Common Stock and Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common Stock and Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such share of Common Stock and Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions.

   DATED:   May 4, 2001
                                      /S/ Thomas C. Cook
                                      Thomas C. Cook, Esq.

        This instrument was acknowledged
        before me on this 4th day of May, 2001
        by Thomas C. Cook, Esq.



        /s/ Mattew J. Blevins
        (Notary Public Signature)